

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Via E-mail
John Long
Chief Executive Officer
Workstream Inc.
485 N. Keller Road, Suite 500
Maitland, FL 32751

> **Re:** **Workstream Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 13, 2010**
> **File No. 001-15503**

Dear Mr. Long:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1.   You state on page 71 that you had one customer that represented 30% and 19% of your revenues for the years ended May 31, 2010 and 2009, respectively. It is unclear why you have not identified this customer or filed any agreements with this customer as an exhibit to the annual report. Refer to Item 101(h)(4)(vi) and Item 601(b)(10)(ii)(B) of Regulation S-K. Based on your Form 8-K filed on November 19, 2010, it appears that this customer may have been Liberty Mutual Insurance Company which gave notice that it would not renew their contract with Workstream. Please confirm that the significant customer referenced in the annual report is Liberty Mutual Insurance Company. Also confirm that in future filings you will identify significant customers and the material terms of your relationships, and file any agreements upon which you are substantially dependent.

Item 1A. Risk Factors

Failure of the internet infrastructure to support current and future user activity…, page 17

2.   You state that in the past, the internet has experienced a variety of outages and other delays and that the internet is also subject to actions of terrorists or hackers who may attempt to disrupt specific web sites or Internet traffic generally. It is unclear from the risk factor and other related disclosure whether you have experienced interruption in the availability of your services that have had a material adverse effect. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

3.   Please discuss the material financial covenants and restrictions contained in the 2010 Note. Disclose in the Management's Discussion and Analysis section whether you are in compliance with all such covenants and restrictions and any consequences that could result from non-compliance. We note your disclosure on page 57 that you had previously defaulted on the 2009 Secured Notes when the quarterly principal payment was not made and the company fell out of compliance with certain covenants, which resulted in a 5% increase in the interest rate on the 2009 Secured Notes.

Item 9A(T). Controls and Procedures, page 72

4.   We note your disclosure that management conducted an evaluation of the effectiveness of your internal control over financial reporting as of May 31, 2010 using the criteria in "Internal Control over Financial Reporting – Guidance for Smaller Public Companies." Please note this does not constitute a control framework for the purpose of evaluating the effectiveness of internal control over financial reporting in accordance with paragraph (c) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to SEC Interpretive Release No. 33-8810 *"Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934"* for information regarding suitable control frameworks. Please note that "Internal Control – Integrated Framework" set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") is widely used for this purpose. Please revise your disclosure as appropriate in an amended Form 10-K.

Part III

Directors, Executive Officers and Corporate Governance, page 73

5.   Please disclose the specific "experience, qualifications, attributes or skills" of each director that led the company to conclude that the individual should serve as a director. See Item 401(e) of Regulation S-K.

Signatures

6.   The Form 10-K must be signed by a person serving in the capacity of your controller or principal accounting officer and by a majority of the board of directors. Please amend your filing to include the proper signatures. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. See General Instruction D.2 of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief